EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands, except share amounts)

	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006
Net Income	$1,173	$1,688
Weighted average common shares outstanding for computation of basic EPS	12,953,525	12,939,383
Dilutive common-equivalent shares	53,944	—
Weighted average common shares for computation of diluted EPS	13,007,469	12,939,383
Earnings per common share:

Basic	$0.09	$0.13

Diluted	$0.09	$0.13